SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

SUPERCOM LTD.
 (Name of Registrant)

1 Shenkar Street, Hertzliya Pituach 4672514, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SuperCom Ltd.

The following exhibit is attached:

99.1	Press release: SuperCom Ltd. Announces Completion of SmartID Acquisition

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. (Registrant)

By:	/s/ Arie Trabelsi
Arie Trabelsi
Chief Executive Officer

Date: December 26, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release: SUPERCOM COMPLETES SMART ID ACQUISITION